Exhibit 19
POLICY ON INSIDER TRADING IN
NATIONAL FUEL GAS COMPANY SECURITIES
(effective September 14, 2023)

Employees, officers and directors of National Fuel Gas Company and its subsidiaries (“NFG” or the “Company”) have the opportunity to participate in NFG’s future by investing in NFG common stock, whether directly or through NFG’s compensation and benefits plans. NFG common stock is publicly traded on the New York Stock Exchange, so your investments must be made with caution because of the increasing complexity of applicable laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”), the U.S. Department of Justice, state enforcement authorities and foreign jurisdictions, and any SEC insider trading investigation will cause you substantial inconvenience and expense even if you are eventually exonerated. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. In addition, an individual’s failure to comply with this policy on insider trading may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law.

NFG has adopted this policy on insider trading in order to address NFG's obligation to prevent insider trading, to reduce NFG’s exposure to the expense and risk of investigations into the possibility of illegal insider trading, and to help NFG employees, officers and directors avoid insider trading violations. This policy is addressed to the employees, officers and directors of NFG, and refers to such persons collectively as “you.”

If you have any questions about this policy or its application to any proposed transaction, contact the NFG Legal Department at (716) 857-7086 or (716) 857-7313 before entering into the transaction.

Insider Trading and Tipping Are Prohibited At All Times

What are Insider Trading and Tipping?

The concept of “insider” is broad. Any person who possesses “material nonpublic information” (discussed below) is considered an “insider” as to that information. The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material nonpublic item of information of which he or she is aware. Employees, officers and directors of NFG, while in possession of “material nonpublic information” relating to NFG, are considered “insiders” under the federal and state securities laws (especially Rule 10b-5 (“Rule 10b-5”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Insiders are prohibited by law from trading in NFG securities. This prohibited conduct is known as “insider trading.” Passing material nonpublic information on to someone who may buy or sell NFG securities (which is known as “tipping”) is also illegal. When this policy refers to “material nonpublic information,” it means material nonpublic information relating to NFG or material nonpublic information of another company, acquired in connection with working for NFG.

These trading prohibitions apply to you and to family members who reside with you, anyone who resides in your household, and any family members who do not reside with you but whose transactions in securities are directed by you or are subject to your influence or control. This policy also applies to any entities that you control, including any corporations, partnerships or trusts, and transactions by these entities must be treated for the purposes of this policy as if they were for your own account. NFG may also determine from time to time that other persons should be subject to this policy, such as contractors or consultants who have access to material nonpublic information.

Any employee, officer or director of NFG can be an insider from time to time and would at those times be prohibited from trading. The automatic quarterly blackout period described at the end of this policy applies only to NFG directors, officers and certain employees with early knowledge of NFG financial results.

To repeat:

Insider trading and tipping are prohibited at all times,
even if NFG is not in a “blackout period” as described at the end of this policy.

What is “Material Nonpublic Information”?

“Material nonpublic information” is information about a company that is both (i) not known to the general public (“nonpublic”), and (ii) likely to influence a reasonable investor’s decision to buy, sell or hold that company’s securities (“material”). In order for the information to be known to the general public, it must be disclosed broadly to the marketplace and the general public must have a reasonable period of time for the information to be absorbed. As a general rule, information should not be considered fully absorbed by the marketplace until after the completion of at least one full trading day after the day on which that information was released to the general public. In other words, if on a Monday morning you were aware of material nonpublic information that was publicly disclosed by NFG at noon that day, then Tuesday would be the next full trading day, and generally you could trade starting Wednesday morning unless there were special circumstances. When this policy refers to a “trading day,” that means a day on which the New York Stock Exchange is open for trading, ending when trading is closed.

It is generally much easier to determine whether information is “nonpublic” than it is to determine what is “material” (likely to influence a reasonable investor’s decision to buy, sell or hold NFG stock). Material nonpublic information can include information that something is likely to happen, or just that it might happen. Material nonpublic information can be positive or negative and can relate to virtually any aspect of a company's business. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. The following types of information are particularly sensitive and, as a general rule, depending on magnitude, market conditions and other context, could be material:

1.     pending or proposed mergers, acquisitions or consolidations; for example, a proposed merger of NFG with another publicly-traded company would more likely be material than would NFG’s acquisition of a small marketing company;

2.     actual operating or financial results should be considered material, and projections of future operating or financial results might be material; for example, your knowledge that NFG will next week tell the investing public that NFG’s projected earnings next year will be within some previously undisclosed range would more likely be material than would an internal long-term forecast that is consistent with NFG’s already-public statements;

3.    significant business or technology acquisitions, sales or joint ventures;

4.    public or private debt or equity transactions;

5.    significant litigation or disputes, or significant developments in previously disclosed litigation or disputes;

6.    a change in senior management;

7.    the existence of liquidity problems;

8.    a redemption or purchase by NFG of its securities;

9.     a change in dividend policy;

10.    a potential information technology, cybersecurity or data privacy breach; or

11.    any other information that is likely to have a significant impact on NFG’s financial results or stock price.

In addition, when a person who is subject to this policy, in connection with working for NFG, becomes aware of material nonpublic information of another company, this policy also applies equally to transactions in the securities of such other company. Each person who is subject to this policy must treat such material nonpublic information with the same care required with respect to NFG’s material nonpublic information.
What Securities Transactions are Subject to this Policy?

Insider trading (which is prohibited) occurs if an employee, officer or director of NFG is in possession of material nonpublic information relating to NFG, and either directly or indirectly engages in a purchase, sale or transaction involving NFG common stock or other securities related to or issued by NFG, including stock appreciation rights (“SARs”), options to purchase stock, or any other type of securities that NFG may issue, including (but not limited to) preferred stock, convertible debentures and warrants (collectively, “NFG securities”). Many transactions that are normally permissible are prohibited when and if you possess material nonpublic information. Additionally, transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this policy.

Transactions that you CANNOT do when you possess material nonpublic information include (but are not limited to):

1.    any open market or private purchase or sale of NFG securities, or any derivative of such a security whether or not issued by NFG (“put” or “call” options, equity swaps, collars, prepaid variable forward sales contracts, exchange funds, etc. that are designed to hedge a NFG security);

2.    issuing instructions to move existing money into or out of the NFG Stock Fund in a Tax-Deferred Savings Plan (401(k) plan) account;

3.    issuing instructions to initiate future contributions into the NFG Stock Fund in a 401(k) plan account;

4.    issuing instructions to increase or decrease future contributions to the NFG Stock Fund in a 401(k) plan account;

5.    issuing instructions to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the NFG Stock Fund in such 401(k) plan;

6.    issuing instructions to increase or decrease future contributions to the NFG Direct Stock Purchase and Dividend Reinvestment Plan;

7.    making unscheduled voluntary purchases or sales in the NFG Direct Stock Purchase and Dividend Reinvestment Plan;

8.    exercising vested stock options by having a broker sell NFG stock into the market and pay proceeds to NFG to cover the exercise price and/or any tax withholding (a “cashless” option exercise) if the effective date of the exercise occurs while you possess material non-public information;

9.    exercising vested stock options where payment of the exercise price and/or any tax withholding are done by turning in or cancelling NFG stock, if the effective date of the exercise occurs while you possess material non-public information;

10.    exercising stock settled SARs granted by NFG, if the effective date of the exercise occurs while you possess material non-public information.

In addition, the Company’s Corporate Governance Guidelines generally prohibit directors and executive officers from engaging in certain hedging and pledging transactions regarding the Company’s common stock. See the Company’s “Corporate Governance Guidelines” for additional information.

As described above, this policy also applies to transactions in the securities of another company if a person subject to this policy, in connection with working for NFG, becomes aware of material nonpublic information regarding such other company.

Under certain limited circumstances, transactions that are otherwise prohibited may be permitted if conducted pursuant to Rule 10b5-1 (“Rule 10b5-1”) under the Exchange Act, as described below under “Rule 10b5-1 Plans.”

What Transactions are NOT Subject to this Policy?

There are some transactions relating to NFG securities that you CAN do even when you possess material nonpublic information, including (but not limited to):

1.    a gift, donation or other transfer without consideration (collectively, a “Gift”) if, at the time of the Gift, the giver has no reason to believe that the recipient will transfer the security (i) during a current blackout period, or (ii) before the public disclosure of any material information in the giver's possession at the time of the Gift;

2.     exercising vested stock options granted by NFG where payment of the exercise price and any tax withholding are done in cash;

3.    purchases of NFG stock in a 401(k) plan account resulting from periodic contributions of money to the plan pursuant to your unchanged investment instructions issued in good faith when you did not possess material nonpublic information (as described more fully below under “When Does a Transaction Happen”); and

4.    regular reinvestment of dividends under the NFG Direct Stock Purchase and Dividend Reinvestment Plan under instructions issued in good faith when you did not possess material nonpublic information (as described more fully below under “When Does a Transaction Happen”).

Please call the NFG Legal Department (716) 857-7086 or (716) 857-7313 if you have a question on whether a planned transaction is subject to this policy.

When Does a Transaction Happen?

You are prohibited from trading in NFG securities while you possess material nonpublic information. For purposes of this policy, a transaction occurs at the point in time when a person takes the action that will make the transaction happen. In the simplest case of a private sale to a neighbor for cash without a written contract, a transaction occurs when the seller delivers a paper NFG stock certificate to the buyer in exchange for cash. An

NFG employee cannot participate in that transaction if, at the time the certificate and cash change hands, the NFG employee has material nonpublic information.

More frequently, your action to make a transaction happen would take the form of:

•issuing instructions to a broker to buy or sell NFG stock on the New York Stock Exchange;

•issuing instructions to the trustee of an NFG 401(k) plan, or to the administrator of the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan to buy or sell NFG stock, possibly including reinvesting dividends; or

•entering into some other binding contract or written plan to buy or sell NFG stock or other securities issued by NFG.

What matters is the state of your knowledge at the time you take one of these actions that leads to the purchase or sale of NFG securities—for example, issuing instructions to the trustee of your 401(k) plan account to invest a portion of your future plan contributions in NFG stock. If at the time you issue those instructions you possess no material nonpublic information, then your instructions can continue to be followed even into a time period when you do possess material nonpublic information. If you issue instructions to your stockbroker to buy or sell NFG securities and then, before that transaction is executed, you acquire material nonpublic information or otherwise become subject to a trading blackout period, you should contact the NFG Legal Department at (716) 857-7086 or (716) 857-7313 as soon as possible to discuss next steps.

Rule 10b5-1 Plans

Trading plans thar are compliant with Rule 10b5-1 (“Rule 10b5-1 plans”) provide an affirmative defense from insider trading liability under SEC Rule 10b-5. In order to be eligible to rely on this defense, you must enter into a Rule 10b5-1 plan for transactions in NFG securities that meets certain conditions specified in the rule, and trades that occur must be in accordance with the plan. If the plan meets the requirements of Rule 10b5-1, transactions in NFG securities may occur even when you are aware of material nonpublic information. The following requirements and considerations, among others, apply in connection with any Rule 10b5-1 plans:

•A Rule 10b5-1 plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information.

•Once the Rule 10b5-1 plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

•The Rule 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

•The Rule 10b5-1 plan must include a cooling-off period before trading can commence.

oFor officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16 officers”), and for directors, no trades may occur until the later of (i) 90 days after the adoption of the plan, or (ii) two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan).

oFor persons who are not directors or Section 16 officers, no trades may occur until 30 days following the adoption of the plan.

•A person may not enter into overlapping Rule 10b5-1 plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 plan during any 12-month period (subject to certain exceptions).

•Directors and Section 16 officers must include a representation in their Rule 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5.

•All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.

Once you have entered into a Rule 10b5-1 plan, any resulting purchases or sales must occur:

•without altering or deviating from that plan (whether by changing the amount, price or timing of a purchase or sale); and

•without your entering into or altering a corresponding or hedging transaction or position with respect to the NFG securities that are subject to your plan.

The defense provided by Rule 10b5-1(c) does not apply to you if your plan was not adopted by you in good faith, and especially if your plan is part of a hedging or other plan or scheme to evade the prohibitions against insider trading.

Pre-Clearance and Approvals

Any contract, instruction or written plan intended by you to comply with Rule 10b5-1 (such as a Rule 10b5-1 plan on a form provided by your stockbroker), and any written non-Rule 10b5-1 trading arrangement, including any modification or early termination of any such contract, instruction, written plan or written trading arrangement, must be preapproved by the NFG Legal Department. This requirement applies to all persons subject to this policy.

In addition, directors and Section 16 officers (as well as family members who reside with them or whose trading is subject to their influence or control, and any entities controlled by directors or Section 16 officers) may not engage in any transaction in NFG securities without first obtaining pre-clearance of the transaction from the Company’s Legal Department, provided that any transaction carried out pursuant to a pre-approved Rule 10b5-1 plan does not require further pre-clearance.

A request for pre-clearance should be submitted in writing to the Company’s General Counsel and the Company’s Assistant Secretary at least two business days in advance of the proposed transaction, plan or arrangement. The Legal Department is under no obligation to grant approval, and may determine not to permit the proposed transaction, plan or arrangement. If a person seeks pre-clearance and permission to engage in the transaction or enter into the plan or arrangement is denied, then he or she should refrain from initiating any transaction in NFG securities or entering into the plan or arrangement, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the General Counsel and Assistant Secretary. Directors and Section 16 officers should also indicate whether they have effected any non-exempt “opposite-way” transactions within the past six months (a purchase is “opposite-way” from a sale, and vice versa), and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. Directors and Section 16 officers should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.

Quarterly “Blackout Period” for “Designated Insiders”

In addition to the limitations listed above, this policy prohibits directors, officers and certain employees with early knowledge of financial results (collectively referred to as “Designated Insiders”) from buying, selling or otherwise entering into transactions involving NFG securities during a quarterly “blackout period,” other than pursuant to a Rule 10b5-1 plan. Designated Insiders will be informed in writing by the Legal Department that they have been so designated.

If you are a Designated Insider, the transactions that are prohibited during the quarterly blackout period are the same transactions that are prohibited when you actually possess material nonpublic information, including exercises of SARs, cashless exercises of options, and exercises of options where payment of the exercise price and/or any tax withholding are done by turning in or cancelling NFG stock, in each case if the effective date of the exercise occurs within the blackout period. A quarterly blackout period begins on the first day of each quarter and continues through the second trading day after the public release of the previous quarter’s earnings. This policy is based on the presumption that, during the quarterly blackout period, Designated Insiders will have access to the previous quarter’s financial results, which are deemed material nonpublic information until they are disseminated into the marketplace.

Of course, as described in this policy, other than pursuant to a Rule 10b5-1 plan, a Designated Insider (or any insider) who possesses material nonpublic information cannot purchase, sell or enter into transactions with respect to NFG securities, whether or not NFG is in a quarterly or other trading blackout period.

Event-Specific Trading Restriction Periods

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the NFG Legal Department may not trade NFG securities, other than pursuant to a Rule 10b5-1 plan. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the NFG Legal Department, designated persons should refrain from trading in NFG securities even sooner than the typical blackout period described above. In that situation, the NFG Legal Department may notify these persons that they should not trade in NFG securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or early commencement of a blackout period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the NFG Legal Department has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.